Amendment No. 3 to Prospectus Supplement dated March 10, 2017 (to Prospectus dated February 23, 2017)	Filed pursuant to Rule 424(b)(5) File No. 333-216191

ZION OIL & GAS, INC.

This Amendment No. 3 to the Prospectus Supplement amends the Prospectus Supplement dated March 10, 2017 (“Original Prospectus Supplement”). This Amendment No. 3 to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 10, 2017. This Amendment No. 3 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page 22 of the Prospectus Supplement to read about the risks that you should consider before buying shares of our stock. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are providing a Unit Option under Amendment No. 3. Our Unit Program consists of the combination of Common Stock and warrants with basic Unit Program features, conditions and terms outlined in the Prospectus Supplement. Amendment No. 3 provides the option time period, unit price and the number of shares of Common Stock and warrants per unit. The Unit Option begins on February 1, 2018 and is scheduled to terminate on the earlier of February 28, 2018 or when this Unit Option receives $5 million in Unit purchases. The Unit Option consists of Units of our securities where each Unit (priced at $250.00 each) is comprised of (i) fifty (50) shares of Common Stock and (ii) Common Stock purchase warrants to purchase an additional fifty (50) shares of Common Stock. The investor’s Plan account will be credited with the number of shares of the Company’s Common Stock that is acquired under the Units purchased. Each warrant affords the investor the opportunity to purchase one share of our Common Stock at a warrant exercise price of $5.00. The warrant shall have the symbol “ZNWAH,” but no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

The warrants will become exercisable on the first trading day after the 31st day following the Unit Option Termination Date (i.e., on the earlier of February 28, 2018 or when this Unit Option receives $5 million in Unit purchases) and continue to be exercisable for one (1) year after the exercise date at a per share exercise price of $5.00. The Unit is priced at $250.00 per Unit. Please note that the per Unit price of $250 is priced at a significant premium to the Company’s publicly traded common stock price.

Accordingly, all references in the Original Prospectus Supplement concerning the Unit Option Program continue, except for the substitution of the Unit Option Program details under Amendment No. 3. All other Plan features, conditions and terms remain unchanged.

The date of this Amendment No. 3 to Prospectus Supplement is February 1, 2018.